Exhibit 99.3

MINISO Group’s Latest Business Update

GUANGZHOU, China, October 9, 2026 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a world-leading IP-driven retailer and operation platform, today on a voluntary basis provided a business update on the latest performance of its flagship brand MINISO. The figures contained in this press release were based on the preliminary review of the Company’s operational data.

Sales Performance of MINISO Chinese Mainland

Total GMV(1) of MINISO Chinese mainland for the three months ended September 30, 2026 (“26Q3”) grew by 25%-30% year over year (“YoY”), accelerating from the first half of 2026, powered by a high-single-digit SSSG(1).

MINISO Chinese mainland maintained its strong momentum during the National Day holidays from October 1 to October 7, 2026, with total GMV growth of 20%-25% YoY, powered by a low-single-digit SSSG.

Sales Milestone of Proprietary IP YOYO

YOYO, MINISO’s flagship proprietary IP, has generated GMV of over RMB1 billion for the first nine months of 2026 and has officially entered the global IP “One Billion Club”. Since its first product launch in June 2025, YOYO has expanded into 53 countries and regions worldwide, emerging as one of the fastest Chinese original IPs to achieve large-scale global expansion. Mr. Guofu Ye, Founder, Chairman and CEO of MINISO, stated that YOYO has validated MINISO’s strategic capability as a “world’s leading IP operation platform”, and that MINISO will empower more Chinese original IPs to scale up and accelerate in the global market.

Sales Performance of MINISO Overseas Markets

MINISO overseas markets’ performance was largely in line with the Company’s guidance. MINISO USA delivered a GMV growth of around 20% YoY in 26Q3. Notably, it rebounded to over 30% GMV YoY growth and positive SSSG in September 2026 bolstered by new product arrivals.

Note:

(1) For definitions of the operating and financial metrics used in this press release, please refer to the Company’s financial results announcements and annual reports.

This press release was announced by the Company on a voluntary basis to inform shareholders and potential investors of the Company of the latest business update of the Company. This press release was based on the Board’s preliminary review of the relevant operational data of the Company and the information currently available to the Board, and it was not based on any figures or information which have been audited or reviewed by the Company’s auditors. The information contained in this press release may be subject to change and adjustment. Shareholders and potential investors of the Company should note that sales performance of IP products is subject to seasonality, marketing cycles, and the timing of new product launches and that operational data during the National Day holiday period represents a short-term snapshot and is not necessarily indicative of the Company’s performance for the entire fourth quarter of 2026 or any future period. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Company’s securities.

About MINISO Group

MINISO Group is a world-leading IP-driven retailer and operation platform offering immersive consumption experiences powered by value-for-money and aesthetic products featuring IP designs. Founded in 2013, the Company has established two brands, MINISO and TOP TOY. MINISO Group has built a worldwide IP ecosystem through its top licensed IPs and proprietary IPs dual-engine model. Guided by its “Life is for Fun” philosophy, it delivers engaging experiences and emotional value to consumers around the world. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039